09055865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 Crystal Gade 7A
(No. and Street)

St Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 973 744 3307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Vélez + Co, PSC
(Name – *if individual, state last, first, middle name*)

100 Carr 165, Suite 410 (Address) Guaynabo (City) PR (State) 00968 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaborn Virgin Islands Securities INC, as of 31 December, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Finance + Operations Principal
Title

DIANA POMBO GONZALEZ
NOTARY PUBLIC ... JERSEY
My Commission Expires Aug. 08, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2008 AND 2007

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

Horwath Vélez & Co. PSC

Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

We have audited the accompanying balance sheets of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of December 31, 2008 and 2007 and the related statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects the financial position of **Seslia Virgin Islands Securities, Inc.** as of December 31, 2008 and 2007 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Horwath Vélez & Co. PSC

February 24, 2009
License No. 16
San Juan, Puerto Rico

Stamp number 2382546 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

BALANCE SHEETS - DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Current assets:		
Cash and cash equivalents	$ 437,504	$ 189,545
Accounts receivable	13,436	18,152
Due from parent	97,177	34,410
Prepaid expenses	15,981	15,794
Total current assets	564,098	257,901
Property and equipment	1,250	2,497
Investment in marketable securities	25,500	41,563
	$ 590,848	$ 301,961

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Current liabilities:		
Current portion of long-term debt	$ 2,492	$ 2,402
Accounts payable	-	36,562
Accrued liabilities	306,772	43,087
Income tax payable	4,184	-
Total current liabilities	313,448	82,051
Long-term debt	1,765	4,207
Stockholders' equity	275,635	215,703
	$ 590,848	$ 301,961

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues:		
Fees and commissions income	$ 1,451,588	$ 770,852
Other income, NASD distribution	-	35,000
Total revenues	1,451,588	805,852
Operating expenses:		
Fees and commissions	555,688	284,561
General and administrative	819,356	546,036
Depreciation	1,250	3,873
Total operating expenses	1,376,294	834,470
Income (loss) from operations	75,294	(28,618)
Other income:		
Interest and dividends	5,214	-
Income (loss) before income taxes and comprehensive income (loss)	80,508	(28,618)
Income taxes:		
Current, net of carryforward benefits of $16,000 in 2008	4,513	-
Deferred assets from losses reported	-	4,026
Change in valuation allowance	-	(4,026)
	4,513	-
Net income (loss)	75,995	(28,618)
Other comprehensive income (loss):		
Net unrealized income (loss) on investment in marketable securities	(16,063)	(5,893)
Comprehensive income (loss)	$ 59,932	$(34,511)

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2007	$ 41,314	$ 175,995	$ 35,719	$(2,814)	$ 250,214
Net loss	-	-	(28,618)	-	(28,618)
Other comprehensive loss	-	-	-	(5,893)	(5,893)
Balance at January 1, 2008	41,314	175,995	7,101	(8,707)	215,703
Net income	-	-	75,995	-	75,995
Other comprehensive loss	-	-	-	(16,063)	(16,063)
Balance at December 31, 2007	$ 41,314	$ 175,995	$ 83,096	$(24,770)	$ 275,635

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ 75,995	$(28,618)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Realized loss on trading securities	-	950
Depreciation	1,247	3,875
Decrease (increase) in:		
Accounts receivable	4,716	14,982
Prepaid expenses	(187)	(3,086)
Due from related parties	(62,767)	22,024
Increase (decrease) in:		
Accounts payable	(36,562)	24,232
Accrued liabilities	263,685	22,448
Income tax payable	4,184	-
Total adjustments	174,316	85,425
Net cash provided by operating activities	250,311	56,807
Cash flows provided by (used in) investing activities; proceeds from sale of marketable securities	-	23,783
Cash flows from financing activities; principal payments on long-term debt	(2,352)	(2,352)
Net increase in cash and cash equivalents	247,959	78,238
Cash and cash equivalents, beginning	189,545	111,307
Cash and cash equivalents, ending	$ 437,504	$ 189,545

Supplemental disclosure of cash flows information

	2008	2007
Interest paid	$ 288	$ 288

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of business:

The Company (a 95% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business.

Revenues and expenses:

The Company main source of income arise from its commissions earned on purchase and sale of securities. Commissions and related clearing expenses are recorded on a settlement date basis. General and administrative expenses are charged to operations as incurred.

Use of estimates:

The preparation of financial statements in conformity with generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

Concentration of credit risk:

The Company cash deposits, including those in restricted and funded reserve accounts, are insured by the FDIC up to $250,000, through December 31, 2009. Bank deposits normally do not exceed said limit.

The Company also holds cash equivalent deposits and marketable securities with registered investment companies, which balances are protected by the Securities Investor Protection Corporation (SIPC) to $500,000.

Accordingly, management believes that credit risk on cash and equivalents, and on investments in marketable securities is not significant.

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill its obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk do not represent a material risk loss with respect to the Company's financial position as of December 31, 2008.

At times, the Company provides advances to parent. The Company foresees no significant credit risk from the realization of the resulting receivable.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Cash equivalents:

The Company considers short-term highly liquid cash investments purchased with an original maturity of three months or less, to be cash equivalents.

Equipment:

Equipment is stated at cost. Depreciation is being provided by using the straight-line method over the estimated useful life of the related assets. The Company records impairments losses on long-lived assets used in operations when indicators of impairments are present. Based on current estimates, management does not believe impairment of the operating property is present.

Investment in marketable securities:

The Company classifies the investments in marketable securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. This statement addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. It requires that investments classified as held to maturity be reported at amortized cost, those classified as trading securities be reported at fair value, with unrealized gains and losses included in earnings, and those classified as available for sale be reported at fair value, with unrealized gains and losses, net of taxes, reported as a net amount in other comprehensive income.

Realized gains and losses on sale of these securities are determined using the specific-identification method. Other than temporary impairment, if any, on investments classified as available for sale and held to maturity are reported separately in the statements of income and retained earnings. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis. The new cost basis shall not be changed for subsequent recoveries in fair value. Premium amortization and discount accretion are recognized in interest income using a method, which approximates the interest method over the period to maturity. Investments are classified as current or noncurrent based on the Company's intention to hold the securities and their maturity dates.

Advertising:

Advertising is charge to expense as incurred. Advertising expenses for the years ended December 31, 2008 and 2007 amounted to $3,090 and $11,426, respectively.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income taxes:

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes*. This statement requires an asset and liability approach in accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between tax bases of assets and liabilities and their reported amounts in the financial statements. An allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not, that some portion or all of the deferred tax asset will not be realized. As of December 31, 2008 and 2007, the resulting deferred tax asset from available carryforwards and losses has been fully allowed.

Following FASB issued Interpretation (FiN) 48-3; the Company has deferred the application of FiN 48, *Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109*, until the year ended December 31, 2009. Until such time, the Company accounts for uncertain tax positions following Statements of Financial Accounting Standards No. 5, *Accounting for Contingencies*.

Reclassifications:

Certain 2007 balances have been reclassified to conform to the current year presentation.

2. RELATED PARTIES:

The most significant transactions with related parties consist of the following:

	2008	2007
Management fees charged by Parent Company	$ 73,300	$ 34,800
Allocation of rent expense charged by Parent Company	$ 42,000	$ 36,300

The balance due from parent is due in normal course of business. Said balance is unsecured and bears no interest.

3. PROPERTY AND EQUIPMENT:

	2008	2007
Equipment	$ 12,500	$ 51,462
Furniture	-	26,499
	12,500	77,961
Less accumulated depreciation	(11,250)	(75,464)
	$ 1,250	$ 2,497

4. INVESTMENT IN MARKETABLE SECURITIES:

The cost, fair value, and unrealized gain (loss) on investment in marketable securities for the years ended December 31, 2008 and 2007 follows:

	Cost	Fair market value	Unrealized gain (loss)
December 31, 2008			
Mutual funds	$ 10,033	$ 6,347	$(3,686)
Preferred stocks	40,237	19,153	(21,084)
	$ 50,270	$ 25,500	$(24,770)
December 31, 2007			
Mutual funds	$ 10,033	$ 8,075	$(1,958)
Preferred stocks	40,237	33,488	(6,749)
	$ 50,270	$ 41,563	$(8,707)

5. LONG-TERM DEBT:

	2008	2007
Term loan, payable to a financial institution; bearing interest at approximately 4%, due in monthly installments of $220 including interest through August 2010; guaranteed by certain fixed assets	$ 4,257	$ 6,609
Less current portion	(2,492)	(2,402)
	$ 1,765	$ 4,207

As of December 31, 2008, the aggregate annual maturities of long-term debt follow:

Year ending December 31,	Amount
2009	$ 2,492
2010	1,765
	$ 4,257

6. STOCKHOLDERS' EQUITY:

The Company is authorized to issue 10,000 common stock shares, with no par value. As of December 31, 2008 and 2007, 1,081 shares were outstanding.

7. INCOME TAXES:

The reconciliation between results of operations per financial statements and per tax return follows:

	2008	2007
Net income (loss) before taxes per financial statements	$ 59,932	$(28,618)
Add reconciling items:		
Depreciation	1,250	1,903
Meals and entertainment expense	881	1,241
Loss on investments	16,062	950
Backup withholding tax	126	-
Contributions	5,112	123
Taxable income prior to loss carryforward benefit	83,363	(24,401)
Less net operating loss carryforward losses	(83,363)	-
Taxable income per tax return	$ -	$(24,401)

The Company has available operating losses carryforward to offset future taxable income amounting to $27,201; expiring in 2027.

8. RENTAL COMMITMENTS:

The Company leases from Parent Company its office facilities under a noncancelable operating lease agreement expiring August 2010. In addition, under a verbal agreement, the Parent Company charges 80% of the Parent Company's home office rental charges. Rent expense for the years ended December 31, 2008 and 2007 amounted to $42,000 and $30,000, respectively. Future minimum lease payments required under the long-term operating lease agreement at December 31, 2007 are as follows:

Year ending December 31,	Amount
2009	$ 30,000
2010	20,000
	$ 50,000

9. EMPLOYEE BENEFIT PLANS:

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2008 and 2007 amounted to $14,854 and $9,212, respectively.

Horwath Vélez & Co. PSC

Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, Virgin Islands

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statement, but Schedules II and III contain information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwath Vélez & Co. PSC

February 24, 2009
License No. 16
San Juan, Puerto Rico

Stamp number 2382547 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

SCHEDULE - I

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Salaries	$ 406,930	$ 195,996
Management fees	73,300	34,800
Employees benefits	80,755	63,091
Gross receipts taxes	5,746	19,285
Rent	42,000	30,000
Professional fees	33,422	29,499
Payroll taxes	36,424	25,789
Travel	11,485	12,602
Telephone	19,946	19,929
Advertising	3,090	11,426
Dues and subscriptions	15,284	13,345
Supplies	13,995	14,286
Postage	6,312	7,652
Fines and penalties	-	17,500
Repairs and maintenance	10,471	7,789
Pension plan	14,854	9,212
Meals and entertainment	1,762	2,481
Board meetings	8,169	7,200
Utilities	13,070	8,152
Training and educations	-	20
Insurance	6,122	7,404
Contributions	5,112	123
Bank fees	185	903
Miscellaneous	10,922	7,552
	$ 819,356	$ 546,036

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

SCHEDULE - II

SCHEDULES OF COMPUTATION OF NET CAPITAL

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Net capital:		
Total stockholders' equity qualified for net capital	$ 275,635	$ 215,703
Deductions and/or charges:		
Non-allowable assets furniture and equipment	(1,250)	(2,497)
Other assets	(15,981)	(15,794)
Due from parent company	(97,177)	(34,410)
Receivables over 30 days old	(13,436)	(18,153)
	(127,844)	(70,854)
Net capital before haircuts on securities positions	147,791	144,849
Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f):		
Trading and investment securities:		
Other securities	(3,825)	(6,234)
Other	-	-
	(3,825)	(6,234)
	$ 143,966	$ 138,615
Aggregate indebtedness:		
Items included in consolidated statement of financial condition	$ -	$ -
Other liabilities	315,213	86,258
	$ 315,213	$ 86,258
Computation of basic net capital requirement:		
Minimum net capital required	$ 21,014	$ 5,000
Excess net capital at 100%	$ 122,952	$ 133,615
Ratio, aggregate indebtedness of net capital	219%	65%

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

SCHEDULE - III

SCHEDULES OF COMPLIANCE ITEMS

YEARS ENDED DECEMBER 31, 2008 AND 2007

- No material inadequacies were found during the audit of Seslia Virgin Islands Securities, Inc.

- A Statement of Changes in Liabilities Subordinated to General Creditors was not included in the financial statement presentation, as Seslia Virgin Islands Securities, Inc. did not have any subordinated liabilities to General Creditors at December 31, 2008 and 2007 or during those calendar years.

- Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2008 and 2007 are as follows:

	2008	2007
Unaudited net capital:		
Focus - IIS Report	$ 143,966	$ 156,115
Adjustments	(3,742)	-
FINRA	-	(17,500)
	$ 140,224	$ 138,615

- A statement concerning reserve requirements and information relating to possession or control requirements was not included in the financial statements presentation since Seslia Virgin Islands Securities, Inc. is exempt from this requirement.